EXHIBIT 1.4

HIGHWAY HOLDINGS LIMITED

CERTIFIED TRUE COPY OF A RESOLUTION

ADOPTED BY THE DIRECTORS

PURSUANT TO THE ARTICLES OF ASSOCIATION OF

THE COMPANY ON THE 21ST DAY OF JUNE 2013

AMENDMENT OF ARTICLE OF ASSOCIATION

IT WAS RESOLVED THAT New Regulation 61 (formerly Regulation 71) of the Company’s Article of Association be amended by deleting the regulation in its entirety and replacing it with the following:

“60 (3).     Commencing with the election of directors at the 2013 annual meeting of members, the directors shall be divided into three classes designated as Class I, Class II and Class III. Each class shall consist, as nearly as is possible, of one-third of the number of directors constituting the entire Board of Directors. Initial class assignments shall be determined by the Board of Directors. At each annual meeting of members, successors to the directors whose terms expired at that annual meeting shall be elected for a three-year term, except that, the director or directors elected to Class I will be subject to election for a three-year term at the annual meeting of members in 2014 and the director or directors elected to Class II will be subject to election for a three-year term at the annual meeting of members in 2015. If the number of directors changes, any increase or decrease shall be apportioned among the classes such that the number of directors in each class shall remain as nearly equal as possible, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and qualified, subject, however, to such director’s prior death, resignation or removal from office.

Subject to the rights of the holders of any one or more series of preferred stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation or removal from office or other cause shall, as provided in New Regulation 64 and unless otherwise provided by law, be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his successor shall be elected and qualified. No decrease in the authorized number of directors shall shorten the term of any incumbent director. In the event of a vacancy on the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled.”

Dated this 26th day of June 2013.

HARNEYS CORPORATE
SERVICES LIMITED
Registered Agent